EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of earnings per share
For the three and six months ended July 31, 2006 and 2005

	Three Months		Six Months
	2006	2005	2006		2005
Net earnings	$214,727	$519,269		$134,849	$242,750

Average shares outstanding	9,189,642	9,108,146		9,179,165	9,097,564
Stock options & purchase plan:
Total options & purchase plan shares	412,931	439,741		431,296	443,335
Warrants assumed converted	750,000	—		750,000	—
Assumed treasury stock buyback	(668,384)	(261,280)		(604,675)	(234,138)
Convertible redeemable preferred stock assumed converted	—	—		—	—

Number of shares used in per common share computation	9,684,189	9,286,607		9,755,786	9,306,761

Basic net earnings ( loss )			$
per share of common stock	$0.02	$0.06		0.01	$0.03

Diluted net earnings (loss)			$
per share of common stock	$0.02	$0.06		0.01	$0.03

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